Exhibit (a)(5)(B)

Ctrip Announces Completion of the Put Right Offer for Its

1.25% Convertible Senior Notes due 2022

Shanghai, September 16, 2019 — Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that it has completed its previously announced put right offer relating to its 1.25% Convertible Senior Notes due 2022 (CUSIP No. 22943F AM2) (the “Notes”). The put right offer expired at 5:00 p.m., New York City time, on Thursday, September 12, 2019. Based on information from The Bank of New York Mellon as the paying agent for the Notes, US$924,231,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these Notes was US$924,231,000. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders. Following the settlement of repurchase of these Notes, the total number of ordinary shares of the Company on a fully diluted basis will be reduced by 1.8 million shares.

Materials filed with the Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, ir.ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@ctrip.com